UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2003            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

Audited Consolidated Financial Statements for the Fiscal Year ended December 31, 2002

2.

News Release dated March 27, 2003

3.

Consolidated Financial Statements for the period ended March 31, 2003

4.

News Release dated April 21, 2003

5.

News Release dated May 16, 2003

6.

Notice of Annual General Meeting dated May 14, 2003

7.

Information Circular dated May 14, 2003

8.

Proxy Statement for Annual General Meeting on June 19, 2003

9.

News Release dated June 12, 2003

10.

News Release dated June 26, 2003

11.

News Release dated July 7, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

September 3, 2003                                By:  /s/      Bill O. Wood

Dated

   Bill O. Wood

                                                                   President and Director

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

SOVEREIGN CHIEF VENTURES LTD.

FOR QUARTER ENDED

DECEMBER 31, 2002

DATE OF REPORT

MAY 20, 2003

ISSUER ADDRESS

333 CEDAR, SUITE 300,ABILENE,

TEXAS, 79601

ISSUER TELEPHONE NUMBER

1-915-676-8500

CONTACT PERSON

BILL O. WOOD

CONTACT'S POSITION

PRESIDENT

CONTACT TELEPHONE NUMBER

1-915-676-8500

CONTACT EMAIL ADDRESS

BOWOOD40@AOL.COM

WEB SITE ADDRESS

WWW.SCHIEFV.COM

CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"BILL O. WOOD"

2003/05/20

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

"BRIAN C. IRWIN"

2003/05/20

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, U.S.A.

DECEMBER 31, 2002 AND 2001

1.  AUDITORS' REPORT

2.  CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

3.  CONSOLIDATED BALANCE SHEETS

4.  CONSOLIDATED STATEMENTS OF CASH FLOWS

5.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BEDFORD CURRY & CO.,

CHARTERED ACCOUNTANTS

MICHAEL. J. BEDFORD INC.

FERNANDO J. COSTA INC.

AUDITORS' REPORT

To the Shareholders of Sovereign Chief Ventures Ltd.

We have audited the consolidated balance sheets of Sovereign Chief Ventures Ltd. as at December 31, 2002 and 2001 and the consolidated statements of earnings and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia

BEDFORD CURRY & CO.

May 8, 2003

CHARTERED ACCOUNTANTS

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2002 and 2001

2002

2001

REVENUE

Oil and gas

$

82,732

109,757

Interest

4,328

774

87,060

110,531

EXPENSES

Wages and benefits

360,593

214,805

Legal and accounting

281,963

121,229

Investor relations

170,977

155,523

Oil and gas production costs

161,009

32,160

Office and general

117,976

36,328

Financing fees

50,000

-

Promotion

36,984

23,914

Depletion and depreciation

35,179

97,777

Travel and auto

34,749

36,057

Regulatory fees

25,584

2,236

Rent

23,227

17,814

Loss (gain) on foreign exchange

20,959

(37,774)

Telephone

19,663

25,806

Bank charges and interest

1,829

1,259

Consulting

-

40,825

1,340,692

767,959

Net loss before write-off petroleum and natural gas properties and deposit

(1,253,632)

(657,428)

Write down of petroleum and natural gas properties

(489,143)

-

Write-off of deposit

-

(374,774)

NET LOSS

(1,742,775)

(1,032,202)

Deficit, beginning of year

(3,185,623)

(2,153,421)

DEFICIT, end of year

$

(4,928,398)

(3,185,623)

LOSS PER SHARE [Note 5]

$

(0.12)

(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

14,956,302

12,100,236

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

2002

2001

ASSETS

Current

Cash

$

728,408

40,470

Accounts receivable

13,192

140,913

Deferred costs

17,338

-

758,938

181,383

Property and equipment [Note 3]

6,777,469

6,654,554

$

7,536,407

6,835,937

LIABILITIES

Current

Accounts payable

$

584,700

294,174

Loan payable [Note 4]

500,000

-

1,084,700

294,174

SHAREHOLDERS' EQUITY

Share capital [Note 5]

11,774,610

9,727,386

Treasury shares [Note 6]

(394,505)

-

Deficit

(4,928,398)

(3,185,623)

6,451,707

6,541,763

$

7,536,407

6,835,937

APPROVED ON BEHALF OF THE BOARD:

"BILL O. WOOD"

"BRIAN C. IRWIN"

Director

Director

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002 and 2001

2002

2001

OPERATIONS

Net loss

$

(1,742,775)

(1,032,202)

Add items not affecting cash:

Write down of petroleum and natural gas properties

489,143

-

Depletion and depreciation

35,179

97,777

Write off of deposit

-

374,774

Shares issued for finders fees

-

40,825

(1,218,453)

(518,826)

Change in non-cash working capital balances related to operations:

Decrease in accounts receivable

127,722

11,645

Decrease in prepaid insurance

-

2,404

Increase in accounts payable

290,524

126,683

(800,207)

(378,094)

FINANCING

Issuance of common shares

2,047,224

38,813

Increase in loan payable

500,000

-

Escrow shares issued

-

4,031

Decrease in amounts due to shareholders

-

(30,303)

Increase in deferred costs

(17,338)

-

2,529,886

12,541

INVESTING

Acquisition of equipment

(318,525)

(52,986)

Petroleum and natural gas properties:

Proceeds on disposition

-

114,567

Exploration costs

(713,739)

(489,765)

Purchase of treasury shares

(9,477)

-

Decrease in deposits

-

734,900

(1,041,741)

306,716

Increase (decrease) in cash

687,938

(58,837)

Cash, beginning of year

40,470

99,307

CASH, end of year

$

728,408

40,470

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002 and 2001

1.  NATURE OF OPERATIONS

Sovereign Chief Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange and the Frankfurt Stock Exchange.

The Company is primarily engaged in the acquisition and exploration of petroleum and natural gas properties in the United States.

At December 31, 2002 the Company had a working capital deficiency of $325,762 (2001: $112,791) and incurred an operating loss of $1,742,775 (2001:  $1,032,202) for the year then ended.  The Company's ability to realize assets at their carrying values and to discharge liabilities in the normal course of its business is dependent on future profitable operations and/or the obtaining of additional debt or equity financing.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis for consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sovereign Resources Inc., a U.S. Company.

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Petroleum and natural gas properties - The Company employs the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to exploration and development of reserves are capitalized into geographical cost centres.  Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells and related overhead.

Capitalized costs, excluding costs relating to unproven properties, are depleted using the unit-of-production method based on estimated proven reserves, as prepared by an independent engineer.  In the absence of proven reserves, properties are depleted to the extent of net revenues.  For the purposes of the depletion calculation, proven reserves are converted to a common unit of measure on the basis of their approximate relative energy content.

In applying the full-cost method, the Company performs a ceiling test to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves.  The carrying value of the properties is compared annually to estimated future net cash flows from production or proven reserves.  Future net cash flow is estimated using undiscounted value of future net revenues from proven reserves, based on current prices and costs, less estimated future site restoration costs, general and administrative expenses, financing costs, and income taxes.  Cost of acquiring and evaluating unproved properties are initially excluded from deletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred.

Proceeds on disposal of properties are normally applied as a reduction of the capitalized costs without recognition of a gain or loss, except where such a disposal would alter the depletion rate by 20% or more.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2002 and 2001

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred costs - The Company defers certain costs related to future share issuances.

Equipment - Equipment is recorded at cost and depreciated over its estimated useful life using the declining balance method as the following rates:

Well equipment

30%

Office equipment

20%

Computer software

100%

One half of the above rates is applied in the year of acquisition.

Foreign currency translation - The accounts of the non-Canadian subsidiary, which is considered to be dependent on the Company, and transactions of Canadian operations denominated in foreign currencies are translated to Canadian dollars using the temporal method.  Under this method monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at average rates of exchange for the year, except for depreciation and amortization which are translated at rates in effect when the related assets were acquired.  All exchange gains and losses are recognized currently in earnings.

Financial instruments - The Company's financial instruments consist of cash, accounts receivable, accounts payable and loan payable.  It is management's opinion the Company is not exposed to significant interest or credit risks, arising from its financial instruments and that their fair values approximate their carrying values otherwise noted.

The Company is exposed to foreign currency risks to the extent that accounts receivable and accounts payable are denominated in U.S. dollars.  The Company does not have foreign exchange hedges in place at this time.

Stock options - Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants on "Stock-Based Compensation and Other Stock-Based Payments".  These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value.  The Company, as permitted by the new recommendation, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees and in accordance with the recommendations will provide certain pro forma information required by the fair value method of accounting for stock options.  The adoption of the new accounting standard has no material effect on the financial statements other than the disclosures described in Note 9.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Use of estimates - The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2002 and 2001

3.  PROPERTY AND EQUIPMENT

Accumulated

depletion and

Net Book Value

Cost

depreciation

2002

2001

Petroleum and natural gas properties

$

6,569,905

154,956

6,414,949

6,575,380

Well equipment

389,982

45,645

344,337

71,346

Office equipment

18,274

4,888

13,386

7,828

Computer software

5,143

346

4,797

-

$

6,983,304

205,835

6,777,469

6,654,554

The Company's petroleum and natural gas properties represent unproven reserves.

4.  LOAN PAYABLE

On December 24, 2002 the Company obtained a loan of $500,000 from Quest Investment Corporation ("Quest"), a Company listed on the TSX Venture Exchange.

The loan bears interest at 12% per annum compounded monthly and is secured by a general security agreement over the assets of the Company and a pledge of the Company's subsidiary shares.  Interest is payable monthly and the principal is repayable on the earlier of March 24, 2003, a change in control of the Company, or in the event of default, as defined by the agreement.

The Company also agreed to issue 190,476 shares as a bonus to Quest for the grant of the loan.  See Note 11.

5.  SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value.  Shares have been issued as follows:

2002

2001

Number

Amount

Number

Amount

Balance, beginning of year

12,590,302

$

9,727,386

11,610,170

$

8,597,117

Shares issued for private placement

4,620,000

2,180,750

371,143

1,046,600

Shares issued for finders fee

112,000

-

37,114

40,825

Warrants exercised

-

-

168,750

38,813

Escrow shares issued

-

-

403,125

4,031

Share issuance costs

-

(133,526)

-

-

Balance, end of year

17,322,302

$

11,774,610

12,590,302

$

9,727,386

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2002 and 2001

5.  SHARE CAPITAL (continued)

Options and warrants - The Company has issued stock options to directors and employees and stock warrants as follows:

Outstanding

Outstanding

Exercise

Dec. 31,

Expired or

Dec. 31,

Price

2001

Additions

Exercised

cancelled

2002

Expiry date

Options:

$3.00

12,000

-

-

-

12,000

May 29, 2005

$0.90

610,000

-

-

(310,000)

300,000

Oct. 16, 2005

$0.90

100,000

-

-

(100,000)

-

Nov. 28, 2005

$0.90

496,000

-

-

(300,000)

196,000

May 17, 2006

$0.50

-

150,000

-

-

150,000

January 3, 2007

$0.45

-

300,000

-

-

300,000

January 31, 2007

$1.06

-

300,000

-

-

300,000

May 16, 2007

$1.00

-

300,000

-

-

300,000

May 29, 2007

1,218,000

1,050,000

-

(710,000)

1,558,000

Warrants:

$0.45

-

3,130,000

-

-

3,130,000

January 31, 2003

$0.50

-

270,000

-

-

270,000

February 25, 2003

$0.64

-

200,000

-

-

200,000

March 7, 2003

$0.95

-

1,050,000

-

-

1,050,000

May 17, 2003

-

4,650,000

-

-

4,650,000

Loss per share - Loss per share has been calculated using the weighted-average number of shares outstanding during the year.  Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

6.  TREASURY SHARES

On September 26, 2002 the TSX Venture Exchange accepted the sale of 5% of the Company's working interest in the Brookshire Dome Project for 750,000 shares of the Company held by the purchaser.

7.  RELATED PARTY TRANSACTIONS

During the year the Company had the following related party transactions:

a)

Wages and benefits includes $227,946 (2001:  $107,562) paid to a director of the Company.

b)

Legal fees of $149,866 (2001:  $50,024) were paid to a law firm of which a partner is a director of the Company.  Accounts payable includes $18,440 due to the law firm.

c)

Accounts receivable includes $1,106 (2001:  accounts payable $45,408) due from Indwell Resources Inc., a company controlled by a director of the Company.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2002 and 2001

8.  CONTINGENT LIABILITY

Claims filed against the Company - In February 2002 and in June 2002, certain shareholders filed claims against the Company for unspecified damages relating to the Company's stock price and breach of contract.  The Company has countered by filing motions to dismiss and management is of the opinion that the claims are totally without merit.

9.  STOCK-BASED COMPENSATION

As described in Note 2 the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with regards to stock-based compensation.   Accordingly, no compensation expense has been recognized for options granted during the period.  Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for employee stock options had been applied.  The Company used the Black-Scholes option valuation model to value the stock options granted during the  quarter.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation and the pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate

4.5%

Expected dividend yield

0%

Expected stock price volatility

90%

Expected life of options

5 years

The Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the the year ended December 31, 2002, as reported

$

(1,742,775)

Compensation expense related to the fair value of stock options

(623,634)

Pro forma net loss for the year ended December 31, 2002

$

(2,366,409)

Basic loss per share, as reported

(0.12)

Pro forma basic loss per share

(0.12)

10.  INCOME TAXES

The company has non-capital loss carry-forwards and allowances in respect of resource development costs which, subject to certain restrictions, are available to be offset against future taxable income.  Future benefit of these losses and allowances has been offset by a valuation allowance.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2002 and 2001

11.  SUBSEQUENT EVENTS

Loan Payable - On January 8, 2003 the Company issued 190,476 common shares to Quest Investment Corporation as a bonus for the loan payable described in Note 4.  On February 11, 2003 the Company repaid the outstanding loan amount.

Expiry Date Extension - On January 16, 2003 the Company received approval from the TSX Venture Exchange ("TSX") to extend the expiry date of 3,130,000 warrants issued from January 31, 2003 to January 31, 2004.

The Company also received approval to amend the exercise price of 1,396,000 stock options held by directors and officers from prices ranging from $0.90 to $1.06 to $0.45 per option.

On March 2, 2003 the TSX approved the Company's request to extend the expiry date of 270,000 share purchase warrants from February 25, 2003 to February 25, 2004 and 200,000 share purchase warrants from March 7, 2003 to March 7, 2004.

Public Offering -  On February 7, 2003, the Company closed an offering of 5.43 million units at 35 cents per unit by way of a short-form offering document for proceeds of $1,900,500.  Each unit consisted of one common share and one warrant exercisable to acquire one additional common share at a price of $0.38 for a period of two years.

The agent received a 7.5% cash commission on the aggregate proceeds received and a $5,000 administration fee.  The agent also received agent's options equal in number to 15% of the aggregate number of units sold.  Each agent's option entitles the agent to purchase one additional common share of the Company at $0.38 per share for two years from closing.

The proceeds of the offering combined with existing working capital will repay the financing described in Note 4.

Stock Options - On March 27, 2003, the Company granted 300,000 incentive stock options.  Each option entitles the holder to purchase one common share at the price of $0.30 per share up to March 26, 2008.  The options are subject to regulatory approval.

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT - SCHEDULE B

DECEMBER 31, 2002

1.  ANALYSIS OF EXPENSES AND DEFERRED COSTS FOR THE PERIOD ENDED DECEMBER 31, 2002

Breakdown of petroleum and natural gas expenditures:

Palo Pinto

Other

Total

Balance, beginning of period

5,970,099

605,281

$

6,575,380

Lease operating costs

-

392,600

392,600

Prospect costs

-

321,139

321,139

Proceeds on disposition

-

(385,027)

(385,027)

Write down of petroleum and natural gas properties

-

(489,143)

(489,143)

5,970,099

444,850

$

6,414,949

Breakdown of administrative expenditures:  See Statement of Earnings and Deficit.

2.  RELATED PARTY TRANSACTIONS FOR THE PERIOD ENDED DECEMBER 31, 2002

During the period the Company had the following related party transactions:

a)

Wages and benefits includes $227,946 paid to a director of the Company.

b)

Legal fees of $149,866 were paid to a law firm of which a partner is a director of the Company.  Accounts payable includes $18,440 due to the law firm.

c)

Accounts receivable includes $1,106 due from Indwell Resources Inc., a company controlled by a director of the Company.

3.  SUMMARY OF SECURITIES ISSUED FOR THE QUARTER ENDED DECEMBER 31, 2002

(a)

Securities issued during the period:  Nil

(b)

Options granted during the period:  Nil

(c)

Warrants issued during the period:  Nil

#

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT - SCHEDULE B (continued)

DECEMBER 31, 2002

4.  SUMMARY OF SECURITIES AS AT DECEMBER 31, 2002

(a)

Authorized share capital:  100,000,000 common shares of no par value

(b)

Issued and outstanding:  17,322,302 common shares

(c)

Summary of options outstanding:

Number

Exercise price

Expiry date

12,000

$3.00

May 29, 2005

300,000

$0.90

October 16, 2005

196,000

$0.90

May 17, 2006

300,000

$0.50

Jan 31, 2007

150,000

$0.45

January 4, 2007

300,000

$1.06

May 16, 2007

300,000

$1.00

May 29, 2007

1,558,000

Summary of warrants outstanding:

Number

Exercise price

Expiry date

3,130,000

$0.45

Jan 31, 2003

270,000

$0.50

Feb 27, 2003

200,000

$0.64

Mar 8, 2003

1,050,000

$0.95

May 16, 2003

4,650,000

(d)

Escrow shares:  403,125

5.  LIST OF DIRECTORS AND OFFICERS

Bill O. Wood, President & Director

Brian C. Irwin, Secretary & Director

Alfred E. Turton, Director

Bill D. Saxon, Director

Larry M. Van Hatten, Director

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Quarter Ended December 31, 2002.

Nature of Business

Effective March 31, 2000 on the closing of the acquisition by the Company of all the issued and outstanding shares of Sovereign Resources, Inc., a Texas corporation, and the Company commenced operating as an oil and gas exploration company.

Oil and Gas Interests

Western Oklahoma

Under a participation agreement dated July 10, 2002, the company has the right to participate up to 50% of any interest acquired by Western Oil and Gas Development Corp. ("Western") of Oklahoma City, Oklahoma within an area of mutual interest ("AMI") located in the Anadarko Basin in Western Oklahoma.  The interest is subject to a 3% overriding royalty interest in favour of Saxon Oil Company of Texas on all such leases and working interests acquired by the Company.

The AMI is part of the Anadarko Basin and is located 70 miles west of Oklahoma City, in Western Oklahoma.  Log's, mud log's, seismic and subsurface analysis have been performed over three townships covering 69,120 gross acres.  The operator of the project will be Western.

The Anadarko Basin is one of the major hydrocarbon-producing provinces of the United States having produced over 80 trillion cubic feet of gas and 5 billion barrels of oil.  Non-associated gas is the primary product from wells in the western and deeper portions of the basin were the AMI is located.

The Lasley prospect is the first prospect covering 6,400 acres and is located in Caddo County, Oklahoma.  Sovereign participated with Western in purchasing the Lasley acreage and five gas wells.  Gas lines owned by several large gas purchasing companies such as Oklahoma Gas and Electric, Enogex, Inc. and Duke Energy run throughout the area and property.  The project is accessible by paved roads and farm to market roads.  Further technical and geological information on the project is contained in a technical report dated October 28, 2002 and filed November 1, 2002, under the Company's profile at www.sedar.com.  The Company plans to retain a working interest through out the Lasley prospect equivalent to at least 20% of the interest acquired by Western.  The three primary zones of interest are the Atoka sandstone at approximately 14,200', various Red Fork zones at 13,200'-13,500', together with the Lower Skinner sandstone at 12,200' - 12,500'.  Secondary targets will be the Marchand, Deese, Prue, and Upper Skinner sandstones, which are all somewhat shallower.

Sovereign purchased a 30% interest in the prospect and then sold a 10% interest to Bonanza Resources Corp. for approximately $150,000 U.S.  The first well is expected to be drilled in the second quarter of 2003.

XX Ranch Prospect

Sovereign acquired a fifty percent (50%) working interest and a forty percent (40%) net revenue interest in the Morris Heirs prospect that is now called the XX Ranch Prospect.  The project is located in Coleman County, Texas and covers a total of 8,000 acres.  The potential pay zones that produce in the area are the Morris sand, Gardner sand, Gray sand and Ellenburger dolomite.  Production from adjacent and surrounding oil fields as of June 2001:  Cree-Sykes Gardner sand 15,034,000 barrels of oil, Hrubetz Ellenburger 1,305,728 barrels of oil, Novice Gardner sand 3,282,000 barrels of oil, Novice Gray sand 2,100,000 barrels of oil, Oplin Gardner/Gray/Ellenburger 3,154,175 barrels of oil, and Bridwell Morris sand 1,360,000 barrels of oil.

#

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

For the Quarter Ended December 31, 2002.

The operator of the project Enrich Oil Corporation (Enrich) has drilled five wells in 2002.  The XX Ranch #1-4 well drilled in February 2002 to a total depth of 4,575 feet, logged and pipe set.  The well was completed through perforations at the interval of 4,510 to 4,515 in the Ellenburger formation.  The XX Ranch #2-4 was drilled to a total depth of 4,530 feet and logged on June 30, 2002.  The well was temporarily abandoned due to gas being tested from the Gray sand formation.  The well should be completed at a later date to produce the gas that is associated with the oil reservoir. The XX Ranch #1-34 was drilled to a total depth of 4,080 feet, logged and pipe set on July 10, 2002.  The well is presently producing gas from the Gardner sand formation.  The XX Ranch #1-28 was drilled to a total depth of 4,479 feet, logged on August 2, 2002.  The XX Ranch #1-28 was plugged and plans are being made to drill other locations in Section 28.  The  #2-34 was drilled, logged and pipe set in November 2002.  The well is presently producing oil and gas from the Gray sand formation.

Jones County, Texas

During the quarter no wells were drilled but the company retains its interest in the project, which, as at December 31, 2002 had three wells in production.

 Nail Ranch Project

The Nail Ranch Project covers 1470 +/- acres in Shackleford County Texas. The Company holds a 13.75% working interest and an 11% net revenue interest in the project. There have been two wells drilled and two wells re-completed on the ranch.  Two gas wells are awaiting connection and the oil wells are presently producing.

Bee County Project

The Curlee Griffith #1 well was put into production on January 4, 2002 and has since been plugged due to low bottom hole pressure.

Bowie County

Sovereign participated in the drilling of the Courtney #1 well located in town site of Texarkana in Bowie County, Texas.   The well had pipe set and a completion was attempted on the Smackover formation.  Results from the test showed ninety percent water and ten percent oil.  The decision was made to plug the well due to the large volumes of water.

#

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

For the Quarter Ended December 31, 2002.

Acquisitions/Significant Events

In December 2002 the company announced a public offering of $1 million minimum and a maximum of $2 million through the sale of units at 35 cents per unit by way of a short-form-offering document in accordance with TSX Venture Exchange Policy 4.6.  Each unit would consist of one common share and one warrant exercisable to acquire one additional common share at a price of 38 cents for a period of two years.

In December 2002, Sovereign arranged to borrow $500,000.00 to complete the acquisition of its interest in the Lasley project in Western Oklahoma and for drilling and/or completion costs at the XX Ranch project in Coleman County, Texas.  The loan was secured by a General Security Agreement and the pledge of the shares of Sovereign Resources Inc., the Company's wholly owned subsidiary and was repayable from the proceeds of the company's short form offering announced Dec. 5, 2002 or any other financing conducted by the company.  The Company granted a $50,000 bonus in the form of 190,476 common shares of the company.

In the fourth quarter of 2002, Sovereign disposed of its 5% working interest in the Brookshire Dome Project located in Waller County, Texas to an arm's length third party in exchange for 750,000 shares of the Company now held by Sovereign Resources Inc., the Company's wholly owned subsidiary.  Between March 2000 and September 2001, the Company participated in the drilling and completion of 18 wells on the Brookshire Dome property, all of which are productive oil and/or gas wells.  As a result of declining production rates and high operating costs, the Company made a decision to sell its interest and to focus its efforts and resources elsewhere.

Share Transactions

None

Annual Meeting

The Company's annual general meeting was held June 17, 2002 and the following directors and auditors were elected.

Directors: A.E. Ted Turton, Bill D. Saxon, Larry Van Hattan, Brian Irwin and Bill Wood

Auditors:  Bedford Curry & Co., Chartered Accountants

Material Expenditures

During the quarter the Company expended $187,189 on legal fees, wages and employee benefits of $108,165, and investor relations of $19,934.

Revenues

The Company received $13,546 during the quarter in revenues from oil and gas sales principally from the Brookshire and the Jones county wells.

#

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

For the Quarter Ended December 31, 2002.

Liquidity

As at December 31, 2002, the Company had cash on hand and receivables of $741,600.  The Company had obligations of $1,084,700 for drilling commitments and for general working capital. In order to meet its obligations the Company will rely upon revenues from its interests in the Brookshire, Jones County and Bee County wells.  To the extent that revenues and repayments are insufficient to meet the obligations, the Company will be obliged to raise funds by the issuance of securities on a private placement basis.

Legal Proceedings

In February, 2002, a shareholder filed a claim against the Issuer, certain directors and an officer of the Issuer and others in the District Court, 162nd Judicial District, Dallas County, Texas, alleging a breach of the Texas Deceptive Trade Practices Act in connection with the purchase and sale of securities of the Issuer to the plaintiff and claiming unspecified damages.  The Issuer is of the view that the allegations are entirely without merit.  An answer and counterclaim has been filed on behalf of the Issuer and the directors and officer of the Issuer named in the claim.  Application was made by the Issuer for summary judgment against the plaintiff to be heard early in 2003.

In June 2002 a shareholder filed a claim against the Issuer and a director in the District Court, 400th Judicial District, Fort Bend County, Texas alleging breach of contract and failure of consideration in connection with a placement of securities of the Issuer in May 2002.  The Issuer is of the view that the allegations are entirely without merit.  The Issuer intends to apply for dismissal of the claim.

Subsequent Events

Subsequent to December 31, 2002 the following matters arose:

XX Ranch Prospect

Enrich Oil Company of Abilene has drilled and completed the XX Ranch #3-34 well.  Production from the Gray sand formation started in February.  The operator has filed for a new field discovery for the Gray sand formation covering Section 34.  The new field discovery will allow for a higher production rate than what is presently in place.

Western Oklahoma

The Company has added additional acreage in the initial project in Western Oklahoma known as the Lasley prospect.  The prospect now covers an area of approximately, 6,400 acres.  There are 28 undeveloped locations identified within the project area.   Sovereign's net revenue interest will vary in each lease due to royalties.

#

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

For the Quarter Ended December 31, 2002.

On January 8, 2003 the company issued 190,476 shares as a bonus for the $500,000 loan made in December 2002.

On January 14, 2003, the TSX Venture Exchange approved the purchase and sale agreement between Sovereign and Bonanza Resources Corp. dated December 6, 2002 under which The Company sold a 10-per-cent interest in the Lasley prospect, located in Oklahoma.

The Company applied for and received TSX Venture Exchange approval on January 16, 2003, to extend the terms of 3.13 million warrants issued as part of a private placement completed Jan. 31, 2002.  The expiry date of the warrants has been extended from Jan. 31, 2003 to Jan. 31, 2004 at an exercise price of 45 cents.

The exercise price of stock options to purchase 1,396,000 shares held by employees, officers and directors was reduced to $0.45 per share from prices ranging from $0.90 per share to $1.06 per share.

On February 7, 2003, Sovereign closed its offering of 5.43 million units at 35 cents per unit by way of a short-form offering document for proceeds of $1,900,500.  Each unit consists of one common share and one share purchase warrant.  Each warrant is exercisable to acquire one common share of the company at 38 cents per share for a period of two years.  Warrants are listed and were posted for trading on Monday, February 10, 2003, under the symbol SCV.WT.A.  Of the 5.43 million units issued, 1,578,500 are subject to a hold period expiring on June 8, 2003. A portion of the proceeds from the offering was used to repay the $500,000 loan made in December 2002.

On March 2, 2003, the TSX Venture Exchange accepted the Company's application to extend 270,000 share purchase warrants from February 25, 2003 to February 25, 2004 and 200,000 share purchase warrants from March 7, 2003 to March 7, 2004.

On April 21, 2003, the Company acquired an additional five (5%) percent working interest in the Lasley Project.  The additional interest increases Sovereign's percentage in the Lasley Project to Twenty Five (25%) percent and the largest single participant in the project.

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS  79601

N E W S   R E L E A S E

TRADING SYMBOLS:

TSX Venture Exchange:

SCV.TSXV
Frankfurt Stock Exchange:

OVG/WKN938931

SOVEREIGN GRANTS STOCK OPTIONS

March 27, 2003 - Sovereign Chief Ventures Ltd. ("Sovereign") has granted incentive options to purchase a total of 300,000 shares in its capital.  The options are exercisable on or before March 26, 2008 at the price of $0.30 per share.

The options are subject to regulatory acceptance.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone:

(915) 676-8500
Facsimile:

(915) 676-8106
Email:

info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

SOVEREIGN CHIEF VENTURES LTD.

FOR QUARTER ENDED

MARCH 31, 2003

DATE OF REPORT

MAY 30, 2003

ISSUER ADDRESS

333 CEDAR, SUITE 300,ABILENE,

TEXAS, 79601

ISSUER TELEPHONE NUMBER

1-915-676-8500

CONTACT PERSON

BILL O. WOOD

CONTACT'S POSITION

PRESIDENT

CONTACT TELEPHONE NUMBER

1-915-676-8500

CONTACT EMAIL ADDRESS

BOWOOD40@AOL.COM

WEB SITE ADDRESS

WWW.SCHIEFV.COM

CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"BILL O. WOOD"

2003/05/30

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

"BRIAN C. IRWIN"

2003/05/30

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, USA

MARCH 31, 2003

1.  NOTICE TO READER

2.  CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

3.  CONSOLIDATED BALANCE SHEET

4.  CONSOLIDATED STATEMENT OF CASH FLOWS

5.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

FERNANDO J. COSTA INC.

NOTICE TO READER

We have compiled the consolidated balance sheet of Sovereign Chief Ventures Ltd. as at March 31, 2003 and the consolidated statements of earnings and deficit and cash flows for the period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these consolidated statements may not be appropriate for their purposes.

Vancouver, British Columbia

BEDFORD CURRY & CO.,

May 29, 2003

CHARTERED ACCOUNTANTS

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

Three months ended March 31,

2003

2002

REVENUE

Oil and gas

$

14,247

34,591

Interest

934

1,323

15,181

35,914

EXPENSES

Wages and benefits

97,415

84,148

Investor relations

63,253

26,225

Legal and accounting

55,029

113,287

Loss on foreign exchange

30,505

6,972

Depletion and depreciation

18,523

24,304

Office and general

11,785

63,975

Travel and auto

9,437

7,852

Bank charges and interest

9,364

227

Regulatory fees

7,079

-

Telephone

4,938

6,390

Rent

4,831

5,529

Promotion

2,838

4,249

Oil and gas production costs (recovery)

(242)

42,891

314,755

386,049

NET LOSS

(299,574)

(350,135)

Deficit, beginning of period

(4,928,398)

(3,185,623)

DEFICIT, end of period

$

(5,227,972)

(3,535,758)

LOSS PER SHARE

$

(0.01)

(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

20,132,540

14,420,302

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEETS

Unaudited - See Notice to Reader

March 31,

December 31,

2003

2002

ASSETS

Current

Cash

$

854,506

728,408

Accounts receivable

7,438

13,192

Deferred costs

-

17,338

861,944

758,938

Property and equipment

7,084,799

6,777,469

$

7,946,743

7,536,407

LIABILITIES

Current

Accounts payable

$

110,901

584,700

Loan payable

-

500,000

110,901

1,084,700

SHAREHOLDERS' EQUITY

Share capital [Note 2]

13,465,662

11,774,610

Treasury shares

(401,848)

(394,505)

Deficit

(5,227,972)

(4,928,398)

7,835,842

6,451,707

$

7,946,743

7,536,407

APPROVED ON BEHALF OF THE BOARD:

"BILL O. WOOD"

"BRIAN C. IRWIN"

Director

Director

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited - See Notice to Reader

Three months ended March 31,

2003

2002

OPERATIONS

Net loss

$

(299,574)

(350,135)

Add items not affecting cash:

Depletion and depreciation

18,523

24,304

(281,051)

(325,831)

Change in non-cash working capital balances related to operations:

Decrease (increase) in accounts receivable

5,754

(172,562)

Decrease in accounts payable

(473,799)

(27,054)

(749,096)

(525,447)

FINANCING

Issuance of common shares

1,691,052

1,179,125

Decrease in deferred costs

17,338

-

Increase in share subscriptions

-

101,250

Decrease in loan payable

(500,000)

-

1,208,390

1,280,375

INVESTING

Acquisition of equipment

(196,625)

(60,971)

Petroleum and natural gas properties:

Exploration costs

(129,228)

(206,384)

Purchase of treasury shares

(7,343)

-

(333,196)

(267,355)

Increase in cash

126,098

487,573

Cash, beginning of period

728,408

40,470

CASH, end of period

$

854,506

528,043

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2003

Unaudited - See Notice to Reader

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

The Company is in the process of developing its oil and gas properties and has experienced an operating loss of $299,574 (2002: $350,135) for the period then ended March 31, 2003.  The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2.  SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value.  Shares have been issued as follows:

Quarter ended

Year ended

March 31,2003

December 31, 2002

Number

Amount

Number

Amount

Balance, beginning of period

17,221,502

$

11,774,610

12,590,302

$

9,727,386

Shares issued for:

Cash

5,430,000

1,900,500

4,620,000

2,180,750

Financing fee

190,476

50,000

-

-

Finders fee

-

-

11,200

-

Share issuance costs

-

(259,448)

-

(133,526)

Balance, end of period

22,841,978

$

13,465,662

17,221,502

$

11,774,610

Loss per share - Loss per share has been calculated using the weighted-average number of shares outstanding during the year.  Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Three months ended March 31, 2003

Unaudited - See Notice to Reader

3.  STOCK-BASED COMPENSATION

As described in Note 2 the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with regards to stock-based compensation.   Accordingly, no compensation expense has been recognized for options granted during the period.  Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for employee stock options had been applied.  The Company used the Black-Scholes option valuation model to value the stock options granted during the  quarter.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation and the pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate

3.75%

Expected dividend yield

0%

Expected stock price volatility

90%

Expected life of options

5 years

The Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the the year ended March 31, 2003, as reported

$

(299,574)

Compensation expense related to the fair value of stock options

(46,438)

Pro forma net loss for the year ended March 31, 2003

$

(346,012)

Basic loss per share, as reported

(0.01)

Pro forma basic loss per share

(0.02)

4.  CONTINGENT LIABILITY AND COMMITMENT

Claims filed against the Company - In February 2002 and In June 2002, certain shareholders filed claims against the Company for unspecified damages relating to the Company's stock price and breach of contract.  The Company has countered by filing motions to dismiss and management is of the opinion that the claims are totally without merit.

5.  SUBSEQUENT EVENTS

Expiry Date Extension - On May 16, 2003, the Company received approval from the TSX Venture Exchange to extend the expiry date of 1,050,000 share purchase warrants from May 17, 2003 to May 27, 2004 and 22,000 share purchase warrants from May 17, 2003 to May 17, 2004.

Settlement of claim - The February 2002 claim referred to in Note 4 was settled and the case dismissed in May 2003.

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT - SCHEDULE B

MARCH 31, 2003

1.  ANALYSIS OF EXPENSES AND DEFERRED COSTS FOR THE PERIOD ENDED MARCH 31, 2003

Breakdown of petroleum and natural gas expenditures:

Palo Pinto

Other

Total

Balance, beginning of period

5,970,099

444,850

$

6,414,949

Lease operating costs

-

68,677

68,677

Prospect costs

-

60,551

60,551

5,970,099

574,078

$

6,544,177

Breakdown of administrative expenditures:  See Statement of Earnings and Deficit.

2.  RELATED PARTY TRANSACTIONS FOR THE PERIOD ENDED MARCH 31, 2003

During the period the Company had the following related party transactions:

a)

Wages and benefits includes $44,050 paid to a director of the Company.

b)

Legal fees of $67,849 were paid to a law firm of which a partner is a director of the Company.  Accounts payable includes $3,651 due to the law firm.

c)

Accounts receivable includes $1,029 due from Indwell Resources Inc., a company controlled by a director of the Company.

3.  SUMMARY OF SECURITIES ISSUED FOR THE QUARTER ENDED MARCH 31, 2003

(a)

Securities issued during the period:

Date

Type of issue

Number

Price

Consideration

Jan 8, 2003

Financing fee

190,476

$0.26

Non-Cash

Feb 7, 2003

Short form offering

5,430,000

$0.35

Cash

(b)

Options granted during the period:

Date

Name

Number

Exercise price

Expiry date

Mar 27, 2003

Bill D. Saxon

300,000

$0.30

Mar 26, 2008

#

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT - SCHEDULE B (continued)

MARCH 31, 2003

3.  SUMMARY OF SECURITIES ISSUED FOR THE QUARTER ENDED MARCH 31, 2003 (continued)

(c)

Warrants issued during the period:

Date

Number

Exercise price

Expiry date

Feb 7, 2003

5,430,000

$0.38

Feb 7, 2005

4.  SUMMARY OF SECURITIES AS AT MARCH 31, 2003

(a)

Authorized share capital:  100,000,000 common shares of no par value

(b)

Issued and outstanding:  22,942,778 common shares

(c)

Summary of options outstanding:

Number

Exercise price

Expiry date

12,000

$3.00

May 29, 2005

300,000

$0.45

October 16, 2005

196,000

$0.45

May 17, 2006

150,000

$0.45

January 3, 2007

300,000

$0.45

January 31, 2007

300,000

$0.45

May 16, 2007

300,000

$0.45

May 29, 2007

300,000

$0.30

March 26, 2008

1,858,000

Summary of warrants outstanding:

Number

Exercise price

Expiry date

1,050,000

$0.95

May 16, 2003

3,130,000

$0.45

January 31, 2004

270,000

$0.50

February 27, 2004

200,000

$0.64

March 7, 2004

5,430,000

$0.38

February 7, 2005

10,080,000

(d)

Escrow shares:  403,125

5.  LIST OF DIRECTORS AND OFFICERS

Bill O. Wood, President & Director

Brian C. Irwin, Secretary & Director

Alfred E. Turton, Director

Bill D. Saxon, Director

Larry M. Van Hatten, Director

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Quarter Ended March 31, 2003

Nature of Business

Effective March 31, 2000 on the closing of the acquisition by the Company of all the issued and outstanding shares of Sovereign Resources, Inc., a Texas corporation, and the Company commenced operating as an oil and gas exploration company.

Oil and Gas Interests

Western Oklahoma

Under a participation agreement dated July 10, 2002, `The company has the right to participate up to 50% of any interest acquired by Western Oil and Gas Development Corp. ("Western") of Oklahoma City, Oklahoma within an area of mutual interest ("AMI") located in the Anadarko Basin in Western Oklahoma.  The interest is subject to a 3% overriding royalty interest in favour of Saxon Oil Company of Texas on all such leases and working interests acquired by the Company.

The AMI is part of the Anadarko Basin and is located 70 miles west of Oklahoma City, in Western Oklahoma.  Log's, mud log's, seismic and subsurface analysis have been performed over three townships covering 69,120 gross acres.  The operator of the project will be Western.

The Anadarko Basin is one of the major hydrocarbon-producing provinces of the United States having produced over 80 trillion cubic feet of gas and 5 billion barrels of oil.  Non-associated gas is the primary product from wells in the western and deeper portions of the basin were the AMI is located.

The Lasley prospect is the first prospect covering 6,400 acres and is located in Caddo County, Oklahoma.  Sovereign participated with Western in purchasing the Lasley acreage and five gas wells.  Gas lines owned by several large gas purchasing companies such as Oklahoma Gas and Electric, Enogex, Inc. and Duke Energy run throughout the area and property.  The project is accessible by paved roads and farm to market roads.  Further technical and geological information on the project is contained in a technical report dated October 28, 2002 and filed November 1, 2002, under the Company's profile at www.sedar.com.  The Company plans to retain a working interest through out the Lasley prospect equivalent to at least 20% of the interest acquired by Western.  The three primary zones of interest are the Atoka sandstone at approximately 14,200', various Red Fork zones at 13,200'-13, 500', together with the Lower Skinner sandstone at 12,200' - 12,500'.  Secondary targets will be the Marchand, Deese, Prue, and Upper Skinner sandstones, which are all somewhat shallower.

Sovereign purchased a 30% interest in the prospect and then sold a 10% interest to Bonanza Resources Corp. for approximately $150,000 U.S.  The first well is to be drilled in June of 2003.

XX Ranch Prospect

Sovereign acquired a fifty percent (50%) working interest and a forty percent (40%) net revenue interest in the Morris Heirs prospect that is now called the XX Ranch Prospect.  The project is located in Coleman County, Texas and covers a total of 8,000 acres.  The potential pay zones that produce in the area are the Morris sand, Gardner sand, Gray sand and Ellenburger dolomite.  Production from adjacent and surrounding oil fields as of June 2001:  Cree-Sykes Gardner sand 15,034,000 barrels of oil, Hrubetz Ellenburger 1,305,728 barrels of oil, Novice Gardner sand 3,282,000 barrels of oil, Novice Gray sand 2,100,000 barrels of oil, Oplin Gardner/Gray/Ellenburger 3,154,175 barrels of oil, and Bridwell Morris sand 1,360,000 barrels of oil.

#

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

For the Quarter Ended March 31, 2003

The operator of the project Enrich Oil Corporation (Enrich) has drilled five wells in 2002.  The XX Ranch #1-4 well drilled in February 2002 to a total depth of 4,575 feet, logged and pipe set.  The well was completed through perforations at the interval of 4,510 to 4,515 in the Ellenburger formation.  The XX Ranch #2-4 was drilled to a total depth of 4,530 feet and logged on June 30, 2002.  The well was temporarily abandoned due to gas being tested from the Gray sand formation.  The well should be completed at a later date to produce the gas that is associated with the oil reservoir. The XX Ranch #1-34 was drilled to a total depth of 4,080 feet, logged and pipe set on July 10, 2002.  The well is presently producing gas from the Gardner sand formation.  The XX Ranch #1-28 was drilled to a total depth of 4,479 feet, logged on August 2, 2002.  The XX Ranch #1-28 was plugged and plans are being made to drill other locations in Section 28.  The  #2-34 was drilled, logged and pipe set in November 2002.  The well is presently producing oil and gas from the Gray sand formation.

Jones County, Texas

During the quarter no wells were drilled but the company retains its overriding interest in the project, which, as at December 31, 2002 had three wells in production.

Nail Ranch Project

The Nail Ranch Project covers 1470 +/- acres in Shackleford County Texas. The Company holds a 13.75% working interest and an 11% net revenue interest in the project. There have been two wells drilled and two wells re-completed on the ranch.  Two gas wells are awaiting connection and the oil wells are presently producing.

Acquisitions/Significant Events

On January 8, 2003 the company issued 190,476 shares as a bonus for the $500,000 loan made in December 2002.

On January 14, 2003, The TSX Venture Exchange approved the purchase and sale agreement between Sovereign and Bonanza Resources Corp. dated December 6, 2002 under which The Company sold a 10-per-cent interest in the Lasley prospect, located in Oklahoma.

The Company applied for and received TSX Venture Exchange approval on January 16, 2003, to extend the terms of 3.13 million warrants issued as part of a private placement completed Jan. 31, 2002.  The expiry date of the warrants has been extended from Jan. 31, 2003 to Jan. 31, 2004 at an exercise price of 45 cents.

The exercise price of stock options to purchase 1,396,000 shares held by employees, officers and directors was reduced to $0.45 per share from prices ranging from $0.90 per share to $1.06 per share.

On February 7, 2003, Sovereign closed its offering of 5.43 million units at 35 cents per unit by way of a short-form offering document for proceeds of $1,900,500.  Each unit consists of one common share and one share purchase warrant.  Each warrant is exercisable to acquire one common share of the company at 38 cents per share for a period of two years.  Warrants are listed and were posted for trading on Monday, February 10, 2003, under the symbol SCV.WT.A.  Of the 5.43 million units issued, 1,578,500 are subject to a hold period expiring on June 8, 2003. A portion of the proceeds from the offering was used to repay the $500,000 loan made in December 2002.

#

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

For the Quarter Ended March 31, 2003

On March 2, 2003, The TSX Venture Exchange accepted the Company's application to extend 270,000 share purchase warrants from February 25, 2003 to February 25, 2004 and 200,000 share purchase warrants from March 7, 2003 to March 7, 2004.

Share Transactions

See 'Acquisitions/Significant Events'.

Annual Meeting

The Company's annual general meeting was held June 17, 2002 and the following directors and auditors were elected.

Directors: A.E. Ted Turton, Bill D. Saxon, Larry Van Hattan, Brian Irwin and Bill Wood

Auditors:  Bedford Curry & Co., Chartered Accountants

Material Expenditures

During the quarter the Company expended $101,960 on legal fees, wages and employee benefits of $97,415, and investor relations of $63,253.

Revenues

The Company received $14,247 during the quarter in revenues from oil and gas sales principally from the Brookshire and the Jones county wells.

Liquidity

As at March 31, 2003, the Company had cash on hand and receivables of $861,944.  The Company had obligations of $110,901 for drilling commitments and for general working capital. In order to meet its obligations the Company will rely upon revenues from its interests in the Oklahoma project, Jones County and Shackleford County wells.  To the extent that revenues and repayments are insufficient to meet the obligations, the Company will be obliged to raise funds by the issuance of securities on a private placement basis.

Legal Proceedings

In February, 2002, a shareholder filed a claim against the Issuer, certain directors and an officer of the Issuer and others in the District Court, 162nd Judicial District, Dallas County, Texas, alleging a breach of the Texas Deceptive Trade Practices Act in connection with the purchase and sale of securities of the Issuer to the plaintiff and claiming unspecified damages.  In May 2003, the claim was settled and the action dismissed.

In June 2002 a shareholder filed a claim against the Issuer and a director in the District Court, 400th Judicial District, Fort Bend County, Texas alleging breach of contract and failure of consideration in connection with a placement of securities of the Issuer in May 2002.  The Issuer is of the view that the allegations are entirely without merit.  The Issuer intends to apply for dismissal of the claim.

#

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

For the Quarter Ended March 31, 2003

Subsequent Events

Subsequent to March 31, 2003 the following matters arose:

XX Ranch Prospect

Enrich Oil Company of Abilene has started a 3D seismic program on the XX Ranch.

Western Oklahoma

The Company has added additional acreage in the initial project in Western Oklahoma known as the Lasley prospect.  The prospect now covers an area of approximately, 6,400 acres.  There are 23 undeveloped locations identified within the project area.   Sovereign's net revenue interest will vary in each lease due to royalties.

On April 21, 2003, the Company acquired an additional five (5%) percent working interest in the Lasley Project.  The additional interest increases Sovereign's percentage in the Lasley Project to Twenty Five (25%) percent and the largest single participant in the project.

On May 16, 2003, The TSX Venture Exchange accepted the Company's application to extend 1,050,000 share purchase warrants from May 17, 2003 to May 17, 2004 and 22,000 share purchase warrants from May 17, 2003 to May 17, 2004.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

TRADING SYMBOLS:

     OTC PINK SHEETS: SCVTF

     TSX Venture Exchange: SCV.CDNX

     Frankfurt Stock Exchange: OVG/WKN938931

SOVEREIGN INCREASES LASLEY INTEREST

April 21, 2003- Sovereign Chief Ventures Ltd. “Sovereign”, has acquired an additional Five (5%) percent working interest in the Lasley Project. The additional interest increases Sovereign’s percentage in the Lasley Project to Twenty Five (25%) percent and the largest single participant in the project. The total project covers 6,400 acres with 24 infield undeveloped locations. The drilling of the Kardokus 10-3 well is expected to begin in late May of 2003 and should take 35 to 40 days to reach a total depth of 13,500 feet. The total estimated cost of drilling and completion is $1,300,000.00 US.

The two primary zones of interest on the Kardokus 10-3 will be the various Red Fork zones at 13,200’-13, 500’, together with the Lower Skinner sandstone at 12,200’ – 12,500’. Secondary targets will be the Marchand, Deese, Prue, and Upper Skinner sandstones, which are all somewhat shallower. The potential reserves are 2 BCF to 8 BCF of gas per well depending on the number of productive intervals encountered.

Additional information on Sovereign and its projects can be obtained by visiting our web site

www.sChiefv.com.

On Behalf of the Directors,

"Bill O. Wood"

Bill O. Wood, President

Please note the new area code for Sovereign’s office: (325) 676-8500 (325) 676-8106 Fax

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

Trading Symbols:

     TSX Venture Exchange: SCV.TSXV

     Frankfurt Stock Exchange: OVG/WKN938931

SOVEREIGN PROPOSES AMENDMENTS TO SHARE PURCHASE WARRANTS

May 16, 2003 - Sovereign Chief Ventures Ltd. (the "Company") - Further to the Company’s private placement which closed May 17, 2002, the Company announces that, in light of the general market conditions and subject to regulatory and warrant holders' approval, it proposes to amend the terms of a total of 1,072,000 non-transferable share purchase warrants exercisable to purchase up to 1,072,000 shares of the Company at $0.95 per share. Specifically, the Company will seek approval to amend warrants exercisable for up to 1,050,000 shares of the Company by extending the term an additional one year to May 17, 2004.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile: (325) 676-8106

Email: info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

                         SOVEREIGN CHIEF VENTURES LTD.                         ,
(the "Company")
333 Cedar Street, Suite 300
Abilene, Texas  79601

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of the members ("Registered Shareholders") of the Company will be held at 595 Howe Street, 10th Floor, Vancouver, British Columbia, on the 19th day of June, 2003 at the hour of 10:00 A.M. for the following purposes:

1.

To receive and consider the report of the directors to the members and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2002.

2.

To fix the number of directors at five.

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To consider and, if thought fit, to pass an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this Notice.

7.

To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.

8.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended December 31, 2002.  The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead.  If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED this 14th day of May, 2003.

BY ORDER OF THE BOARD

"Bill O. Wood"

Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS  79601

INFORMATION CIRCULAR

(As at May 14, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of Sovereign Chief Ventures Ltd. (the "Company") for use at the annual general meeting of the Company to be held on June 19, 2003 and at any adjournments thereof.  Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because  the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 22,942,778 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on May 16, 2003 will be entitled to receive notice of and vote at the meeting.  The Company has only one class of shares.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
CDS & Co. (NCI) (1)	15,091,685	65.78%
Bill O. Wood	2,386,347	10.40%

(1)

The Company does not know the beneficial holders of shares so registered.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at five.

The Company has an audit committee.  Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
Bill O. Wood (1) Abilene, Texas President and Director	Self employed oil and gas businessman	Since March 31, 2000	2,386,347
Brian C. Irwin (1) Vancouver, British Columbia Director	Lawyer, Partner DuMoulin Black	Since October 16, 2000	12,000
Alfred E. Turton (1) Vancouver, British Columbia Director	Self employed investor; Cofounder of Canaccord Capital Corporation	Since January 31, 2002	270,000
Bill D. Saxon Dallas, Texas Director	Self employed investor	Since June 17, 2002	Nil
Larry Van Hatten Vancouver, British Columbia Director	Chartered Accountant, Ellis Foster	Since June 17, 2002	5,000

(1)

Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 10, 2003, based upon information furnished to the Company by individual directors.  Unless otherwise indicated, such shares are held directly.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2002 and the other four most highly compensated executive officers of the Company as at December 31, 2002 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards			Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa- tion ($)
Bill O. Wood President and CEO	2002 2001 2000	64,500 180,000 67,500	Nil Nil Nil	Nil Nil Nil	Nil 146,000 (1) 200,000 (1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

These stock options were originally granted on May 17, 2001 (146,000 options) and October 16, 2002 (200,000 options) and were repriced during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid.

Option Grants during the most recently completed Financial Year

The Company did not grant stock options under the Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Options Exercised in Last Financial Year and Financial Year-End Option Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does not have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors.  The Company did grant stock options to the directors during the most recently completed financial year.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)‚	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Brian C. Irwin	150,000	14.2%	$0.45	$0.44	Jan. 4, 2002	Jan. 3, 2007
Alfred E. Turton	300,000	28.57%	$0.45	$0.44	Jan. 31, 2002	Jan 31, 2007
Bill D. Saxon	300,000	28.57%	$0.45	$0.44	May 16, 2002	May 16, 2007
Larry M. Van Hatten	300,000	28.57%	$0.45	$0.44	May 29, 2002	May 29, 2002

Notes:



The options generally become exercisable on the date of grant subject to regulatory and shareholder approval.

*

The exercise price of stock options is determined by the Board of Directors in accordance with policies of the TSX Venture Exchange.

Directors' Option Repricings During the Most Recently Completed Financial Year

The following table sets forth stock options repriced under the Company's Stock Option Plan ("the Stock Option Plan") or otherwise during the most recently completed financial year to each of the directors.

Name	Date of Repricing	Securities Under Options Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Bill O. Wood	Jan. 13, 2002	200,000 146,000	$0.45 $0.45	$0.90 $0.90	$0.45 $0.45	2½ Years 3 Years
Brian C. Irwin	Jan. 13, 2002	100,000 50,000	$0.45 $0.45	$0.90 $0.90	$0.45 $0.45	2½ Years 3 Years
Alfred E. Turton	Jan. 13, 2002	300,000	$0.45	$0.50	$0.45	4 Years
Bill D. Saxon	Jan. 13, 2002	300,000	$0.45	$1.06	$0.45	4 Years
Larry Van Hatten	Jan. 13, 2002	300,000	$0.45	$1.00	$0.45	4 Years

Stock options are a significant component of the compensation received by the directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.  Since the market price of the Company's shares was well below the exercise price the stock options ceased to offer the desired incentive and were repriced.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Bedford Curry & Co., Chartered Accountants, of 1281 Georgia Street West, Suite 801, Vancouver, British Columbia, V6E 3J7 as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals.  Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval is not required for the grant of stock options if granted in accordance with the policy.  However, such policy requires that  any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members").  Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Subject to the approval of the shareholders of the Company's proposed new Incentive Stock Option Plan, the number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

(b)

Adoption of Stock Option Plan

The Board of Directors of the Company adopted a new stock option plan (the "Stock Option Plan") effective May 10, 2003, subject to acceptance by the TSX Venture Exchange (the "Exchange") and the shareholders of the Company.

The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The maximum number of common shares which may be issued pursuant to options granted under the Stock Option Plan is 4,000,000 shares in the capital of the Company.  In addition, the number of shares which may be reserved for issuance:

(a)

to all optionees under the Stock Option Plan in aggregate shall not exceed 4,000,000 shares;

(b)

to all insiders as a group may not exceed 4,000,000 shares; and

(c)

to any one individual may not exceed:

(i)

5% of the issued shares on a yearly basis; and

(ii)

2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

Any options granted under the plan vest as to 25% upon regulatory approval and 12½ % every quarter thereafter.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Stock Option Plan will be available for review at the annual general meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy will vote for all of the resolutions in respect of the proposed Stock Option Plan.

At the meeting shareholders will be asked to pass a resolution in the following form:

UPON MOTION IT WAS RESOLVED  that the Company do approve the adoption of a stock option plan (the "Plan") pursuant to which the directors may, from time to time, grant stock options to directors, officers, employees and consultants of the Company and its subsidiaries in the form tabled at the meeting, including:

(a)

the reservation, allotment and issue of up to 4,000,000 common shares in the capital of the Company under the Plan (or such additional number of shares as may be approved from time to time by shareholders of the Company);

(b)

the grant of options under the Plan and under all other previously established share compensation arrangements which involve:

(i)

the reservation to all optionees in aggregate of a maximum of 4,000,000 shares of the Company;

(i)

the reservation to any one optionee of a maximum of 5% of the issued shares of the Company, or 2% of the issued shares if the optionee is a consultant or is engaged in investor relations activities.

Since the Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group the Company must obtain disinterested shareholder approval to such specific terms of the Plan.  Accordingly, at the meeting shareholders, other than insiders and their associates, will be asked to pass a resolution in the following form:

UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the directors have the discretion under the Plan to reserve common shares for issue upon exercise of stock options and all other previously established share compensation arrangements to all optionees who are insiders in aggregate of a maximum of 4,000,000 shares of the Company.

(c)

Other Matters

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 14th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

OF SOVEREIGN CHIEF VENTURES LTD.

"Bill O. Wood"

BILL O. WOOD, PRESIDENT

Proxy

______________________

GENERAL MEETING OF SHAREHOLDERS OF

SOVEREIGN CHIEF VENTURES LTD.

(Name of Company)

TO BE HELD AT

595 Howe Street, 10th Floor, Vancouver, British Columbia

(Location of Meeting)

ON

Thursday

, June 19

, 2003

, AT 10:00

AM

(Day of week)

(Month/day)

(Year)

(Time of Meeting)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Bill O. Wood, a Director of the Company, or failing this person, Brian C. Irwin, a Director of the Company, or in the place of the foregoing, ________________________________________ (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Bedford Curry & Co. as auditors of the Company
2. To authorize the Directors to fix the Auditors’ remuneration
3. To determine the number of Directors at five
4. To elect as Director, Bill O. Wood
5. To elect as Director, Brian C. Irwin
6. To elect as Director, Alfred E. Turton
7. To elect as Director, Bill D. Saxon
8. To elect as Director, Larry M. Van Hatten
9. To approve an ordinary resolution approving the implementation of a stock option plan subject to regulatory acceptances, as more fully set forth in the information circular accompanying this proxy.
10. To authorize the Directors to amend stock options
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

1.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

1.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

1.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

2.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

TELEPHONE VOTING CAN BE COMPLETED AT 1-888-TEL-VOTE (1-888-835-8683)     AND     INTERNET VOTING AT HTTP://WWW.STOCKTRONICS.COM/WEBVOTE

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS  79601

N E W S   R E L E A S E

TRADING SYMBOLS:

TSX Venture Exchange:

SCV.TSXV
Frankfurt Stock Exchange:

OVG/WKN938931

OKLAHOMA UPDATE
SOVEREIGN PARTICIPATES WITH CHESAPEAKE ENERGY CORPORATION

June 12, 2003 - At the Company's Lasley Project in Caddo County, Oklahoma, the Company expects to commence the drilling of the Kardokus 3-10 well (19.5%) before the end of June to test the Marchand, Skinner and Red Fork formations to a depth of approximately 13,500 feet.  The well is anticipated to take five weeks to drill. Recent successful wells in the area drilled by Chesapeake Energy Corporation (CHK:NYSE) have confirmed the value of the Company's participation in an aggressive land acquisition program which has been ongoing over the past year and has enabled it to become a dominant participant in the area by acquiring interests in 6,400 acres of oil and gas leases.

The Company is also participating with Chesapeake Energy Corporation in the drilling of the Alley Cat, a deep probe (16,500 + feet) to test the Springer Formation.  The Company will participate to a 1.25% interest in the deep zones and will retain a 4.75% interest in the shallower zones including the Red Fork and Atoka Zones.

This well is the second well in which the Company has participated with Chesapeake.  The Kardokus A 1-10 was drilled to 13,500 feet and is producing 1.8 million CFD per day from the Red Fork Formation.  The Kardokus A 1-10 was spudded in January, 2003 and based on production records has reached or will soon reach payout status.

During the next few months, the Company also expects to participate in the drilling of not only the Kardokus 3-10 well but also the reworking of the Kardokus 2-10 well (17.5%) which is presently producing from the Marchand formation, and also the drilling of the Williams 2-9 well (14.5%) to test the Atoka formation.

In commenting on the current activity, Bill Wood, President of the Company, stated "We expect to be active in this area for some time to come - participating in drilling of our own wells and wells being drilled by other interest holders in the area."

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone:

(325) 676-8500
Facsimile:

(325) 676-8106
Email:

info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS  79601

N E W S   R E L E A S E

TRADING SYMBOLS:

TSX Venture Exchange:

SCV.TSXV
Frankfurt Stock Exchange:

OVG/WKN938931

DRILLING ACTIVITY BEGINS

June 26, 2003 - At the Company's Lasley Project in Caddo County, Oklahoma, the Company has commenced the drilling of the Kardokus 3-10 well (19.5%) to test the Marchand, Skinner and Red Fork formations to a depth of approximately 13,500 feet.  The well is anticipated to take five weeks to drill.

The Company is also participating with Chesapeake Energy Corporation in the drilling of the Alley Cat 1-14 well, a deep probe (16,500 + feet) to test the Springer Formation.  The Company will participate to a 1.25% interest in the deep zones and will retain a 4.75% interest in the shallower zones.  The Alley Cat well is presently drilling at a depth of 13,346 feet and has encountered hydrocarbon shows in the following formations:  Marchand Sand (9,540 feet), Skinner Sand (12,250 feet), Red Fork "A" Sand (12,610 feet), Red Fork "C" Sand (12,855 feet), Red Fork "D" Sand (12,925 feet) and Red Fork "E" Sand (13,170 feet).  The well will continue to drill and test the deeper Atoka and Springer Formations.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone:

(325) 676-8500
Facsimile:

(325) 676-8106
Email:

info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS  79601

N E W S   R E L E A S E

TRADING SYMBOLS:

TSX Venture Exchange:

SCV.TSXV
Frankfurt Stock Exchange:

OVG/WKN938931

STOCK OPTION PLAN

July 7, 2003 - The Company has submitted a Stock Option Plan (the "Plan") for directors and employees of the Company to the TSX Venture Exchange for acceptance.  The Plan received approval of the shareholders of the Company at the annual general meeting held on June 19, 2003.

There are 4,000,000 shares reserved for issuance under the Plan including options already issued and outstanding under separate agreements.  The Plan contains a vesting schedule providing that 25% of an option can be exercised upon Exchange acceptance and 12½% every quarter thereafter.  Options can be granted for periods of up to five years at a price equal to the Company's market price prevailing on the date a particular option is granted.  No optionee shall be entitled in any one year, to a grant of more than 5% of the Company's issued and outstanding share capital.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone:

(325) 676-8500
Facsimile:

(325) 676-8106
Email:

info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

CLP\166901\PP-FEB-02\2683